FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES ELECTION OF NEW MEMBERS

OF ITS BOARD OF DIRECTORS

•	CREATES BOARD COMMITTEE FOR CORPORATE PRACTICES, AUDIT AND PLANNING

Mexico City, April 27, 2009 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced that its Annual General Shareholders’ Meeting held on April 24, 2009 elected Elsa Beatriz García Bojorges and Dr. Aaron Dychter Poltolarek to its Board of Directors.

Elsa Beatriz García Bojorges is a Researcher and Member of the Mexican Council for the Research and Development of Financial Accounting Norms (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.) or CINIF, the body that investigates, develops, and promulgates the principles and norms that regulate financial information in Mexico. Previously, she worked as an independent consultant in the area of financial information systems, with clients including Grupo Industrial Peñoles, the National Banking and Securities Commission, the National Insurance and Surety Commission, and Grupo Nacional Provincial. Previously, she was a partner in the accounting firm Bouzas, Reguera, González y Asociados, S.C. She holds an accounting degree with honors from the Universidad Nacional Autonoma de Mexico (UNAM), as well a diploma in financial engineering from the Colegio de Contadores Públicos de México, A.C. (CCPM). She has been certified by the Mexican Institute of Public Accountants (IMCP) since 1999.

Aaron Dychter Poltolarek is a consultant and advisor on infrastructure, transportation, and energy projects. He is also President of ADHOC Consultores Asociados, A.C., a consulting company that he founded in 2007. He was Undersecretary for Transportation in the Ministry of Communications and Transportation from 2004-2006. He led the privatization processes for the railways and aiports in Mexico, as well as the creation first suburban train system for Mexico City. Previously he worked in the Ministry of Finance and Public Credit and the Ministry of Budget and Planning. Dr. Dychter is a graduate of the Universidad de las Americas and holds an M.A. and Ph.D. in economics from The George Washington University.

As ratified by the Shareholders’ Meeting, the board of directors consists of 19 members:

Bernardo Quintana Isaac, Chairman
José Luís Guerrero Álvarez	Luís Rubio Freidberg *
Sergio Fernando Montaño León	Francisco Javier Garza Zambrano *
Emilio Carrillo Gamboa *	Sergio M. Alcocer Martínez de Castro *
Alberto Escofet Artigas *	Fernando Flores Pérez *
Luis Fernando Zárate Rocha	Alonso Quintana Kawage

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

Juan Claudio Salles Manuel *	Diego Quintana Kawage
Esteban Malpica Fomperosa *	Elsa Beatriz García Bojorges*
Elmer Franco Macías *	Aaron Dychter Poltolarek
Alberto Mulás Alonso *
Fernando Ruiz Sahagún *
* Independent Director in accordance Mexico’s Securities Market Law

In addition, the Shareholders’ Meeting approved the creation of a special Board committee called the Committee for Corporate Practices, Finance and Planning. This Committee will combine the responsibilities of the former Committee for Corporate Practices with additional responsibilities in the areas of finance and planning.

The Shareholders’ Meeting ratified the nomination of Fernando Flores Pérez as Chairman of the Committee for Corporate Practices, Finance and Planning and ratified Juan Claudio Salles Manuel as Chairman of the Audit Committee.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer